SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Align Alternative Access Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	35 West Broad Street, Suite 100 Stamford, Connecticut 06902

TELEPHONE NUMBER:	888.765.8180

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	The Corporation Trust Company 1209 Orange Street New Castle County Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/ Yes	/ / No

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of San Franciso and State of California on this 22nd day of November, 2024.

Align Alternative Access Fund

/s/ Charles L. Failla
By:	Charles L. Failla
Sole Trustee

ATTEST:	/s/ Jorge Palacio

Name:	Jorge Palacio

Title:	Witness